FOR IMMEDIATE RELEASE        CONTACT: JESSICA BLUE, RICHARD FRENCH &
                             ASSOCIATES, 919-832-6300

                     C3, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

MORRISVILLE, N.C. - February 23, 1999 - C3, Inc. (Nasdaq:CTHR), a developer of moissanite gemstones--a proprietary, colorless, lab-created gemstone--today announced that its Board of Directors has approved the adoption of a Shareholder Rights Plan under which all shareholders of record as of March 8, 1999, will receive rights to purchase shares of a new series of Preferred Stock.

The Rights Plan is designed to enable all C3 shareholders to realize the full value of their investment and to provide for fair and equal treatment for all shareholders in the event that an unsolicited attempt is made to acquire C3. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal.

The rights will be distributed as a non-taxable dividend and will expire in ten years. The rights will be exercisable only if a person or group acquires 20 percent or more of the C3 Common Stock or announces a tender offer for 20 percent or more of the Common Stock.

If a person or group acquires 20 percent or more of C3's Common Stock, all shareholders except the purchaser will be entitled to acquire C3 Common Stock at a 50 percent discount. The effect will be to discourage acquisitions of more than 20 percent of C3 Common Stock without negotiations with the Board.

The rights will trade with C3's Common Stock, unless and until they are separated upon the occurrence of certain future events. The rights distribution is not taxable to the shareholders. C3's Board of Directors may redeem the rights prior to the expiration of a specified period following the acquisition of more than 20 percent of C3's Common Stock. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all shareholders following the Record Date.

The Company also announced today 1998 year-end operating results in a separate release.

C3, Inc., based in the Research Triangle Park area of North Carolina, became a public company in 1997. For more information, please access WWW.MOISSANITE.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO C3'S FUTURE PLANS AND OBJECTIVES. THESE STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION THE LACK OF AN OPERATING HISTORY UPON WHICH C3 AND ITS PROSPECTS CAN BE EVALUATED, THE NEED FOR FURTHER DEVELOPMENT OF C3'S PRODUCTS, C3'S RELIANCE ON CREE RESEARCH, INC. AS A DEVELOPER AND SUPPLIER OF SILICON CARBIDE CRYSTALS, THE SMALL SIZE OF THE CURRENT MARKET FOR C3'S PRODUCTS AND UNCERTAINTY OF MARKET ACCEPTANCE AND DEMAND FOR SUCH PRODUCTS IN THE FUTURE. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DETAILED IN C3'S FILINGS WITH THE SEC INCLUDING FORMS 10-K AND 10-Q, COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE.

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